Exhibit 99.1

Phoenix New Media Reports Fourth Quarter and Fiscal Year 2025 Unaudited Financial Results

Live Conference Call to be Held at 9:30 PM U.S. Eastern Time on March 10, 2026

BEIJING, China, March 11, 2026 — Phoenix New Media Limited (NYSE: FENG) (“Phoenix New Media”, “ifeng” or the “Company”), a leading new media company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2025.

Mr. Yusheng Sun, CEO of Phoenix New Media, stated, “In the fourth quarter, we focused on strengthening our core capabilities, reinforcing our positioning as a mainstream media outlet, refining our original content system, and advancing our technology and collaboration initiatives. Looking ahead, we will stay focused on our core strengths and long-term strategy to build a sustainable foundation for future development.”

Fourth Quarter 2025 Financial Results

REVENUES

Total revenues in the fourth quarter of 2025 increased by 1.9% to RMB222.3 million (US$31.8 million) from RMB218.1 million in the same period of 2024, primarily due to the year-over-year increase in the Company’s paid services revenues.

Net advertising revenues in the fourth quarter of 2025 was RMB181.1 million (US$25.9 million), representing a decrease of 4.2% from RMB189.0 million in the same period of 2024.

Paid services revenues in the fourth quarter of 2025 increased by 41.6% to RMB41.2 million (US$5.9 million) from RMB29.1 million in the same period of 2024. Paid services revenues comprise (i) revenues from paid contents and (ii) revenues from E-commerce and others. Revenues from paid contents in the fourth quarter of 2025 increased by 51.9% to RMB36.6 million (US$5.2 million) from RMB24.1 million in the same period of 2024, driven by revenues generated from the Company's digital reading services offered through mini-programs on third-party applications in the fourth quarter of 2025. Revenues from E-commerce and others in the fourth quarter of 2025 decreased by 8.0% to RMB4.6 million (US$0.7 million) from RMB5.0 million in the same period of 2024, as the Company scaled down its E-commerce business.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues in the fourth quarter of 2025 decreased by 18.6% to RMB98.6 million (US$14.1 million) from RMB121.1 million in the same period of 2024.

Gross profit in the fourth quarter of 2025 increased by 27.5% to RMB123.7 million (US$17.7 million) from RMB97.0 million in the same period of 2024. Gross margin in the fourth quarter of 2025 increased to 55.6% from 44.5% in the same period of 2024. The increase in gross margin was mainly attributable to higher gross margin of the digital reading services offered through mini-programs and significant increase in revenues from such services.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excluded the impact of certain reconciling items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Unaudited Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Non-GAAP gross margin in the fourth quarter of 2025, which excluded share-based compensation, increased to 55.6% from 44.5% in the same period of 2024.

OPERATING EXPENSES AND INCOME FROM OPERATIONS

Total operating expenses in the fourth quarter of 2025 increased by 9.9% to RMB99.2 million (US$14.2 million) from RMB90.3 million in the same period of 2024, primarily attributable to higher sales and marketing expenses incurred for the digital reading services offered through mini-programs.

Income from operations in the fourth quarter of 2025 increased by 265.7% to RMB24.5 million (US$3.5 million) from RMB6.7 million in the same period of 2024. Operating margin in the fourth quarter of 2025 increased to 11.0% from 3.1% in the same period of 2024.

Non-GAAP income from operations in the fourth quarter of 2025, which excluded share-based compensation, increased by 260.3% to RMB24.5 million (US$3.5 million) from RMB6.8 million in the same period of 2024. Non-GAAP operating margin in the fourth quarter of 2025, which excluded share-based compensation, increased to 11.0% from 3.1% in the same period of 2024.

OTHER INCOME OR LOSS

Other income or loss reflects net interest income, foreign currency exchange gain or loss, income or loss from equity investments, including impairment, fair value changes in investments, net, and others, net. Total net other income in the fourth quarter of 2025 was RMB19.5 million (US$2.8 million), compared to total net other loss of RMB4.9 million recorded in the same period of 2024, which mainly consisted of the following items:

•
Net interest income in the fourth quarter of 2025 was RMB5.0 million (US$0.7 million), compared to RMB8.5 million in the same period of 2024.
•
Foreign currency exchange gain in the fourth quarter of 2025 was RMB0.5 million (US$0.1 million), compared to a foreign currency exchange loss of RMB3.4 million in the same period of 2024.
•
Loss from equity method investments, including impairment was RMB0.4 million (US$0.06 million) in the fourth quarter of 2025, compared to loss from equity method investments, including impairment of RMB9.9 million in the same period of 2024, which were mainly attributable to the changes in estimated fair value of the underlying investments held by the limited partnerships accounted for under the equity method.
•
Fair value changes in investments, net in the fourth quarter of 2025 was a gain of RMB13.9 million (US$2.0 million), compared to a loss of RMB1.7 million in the same period of 2024, which were mainly attributable to the changes in estimated fair value of the underlying investments held by the Company through a private equity fund accounted using NAV as a practical expedient under ASC 820.

NET INCOME OR LOSS ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net income attributable to Phoenix New Media Limited in the fourth quarter of 2025 was RMB45.3 million (US$6.5 million), compared to net loss attributable to Phoenix New Media Limited of RMB3.6 million in the same period of 2024. Net margin in the fourth quarter of 2025 was positive 20.4%, compared to negative 1.6% in the same period of 2024. Net income per basic and diluted ordinary share in the fourth quarter of 2025 was RMB0.08 (US$0.01), compared to net loss per basic and diluted ordinary share of RMB0.01 in the same period of 2024.

Non-GAAP net income attributable to Phoenix New Media Limited, which excluded share-based compensation, income or loss from equity investments, including impairment, and fair value changes in investments, net, increased to RMB31.8 million (US$4.5 million) in the fourth quarter of 2025 from RMB8.1 million in the same period of 2024. Non-GAAP net margin in the fourth quarter of 2025 increased to 14.3% from 3.7% in the same period of 2024. Non-GAAP net income per basic and diluted ADS in the fourth quarter of 2025 increased to RMB2.65 (US$0.38) from RMB0.67 in the same period of 2024. “ADS(s)” refers to the Company's American Depositary Share(s), each representing 48 Class A ordinary shares of the Company.

In the fourth quarter of 2025, the Company’s weighted average number of ADSs used in the computation of basic and diluted net income per ADS was 12,010,776. As of December 31, 2025, the Company had a total of 576,517,237 ordinary shares outstanding, or the equivalent of 12,010,776 ADSs.

Full Year 2025 Financial Results

REVENUES

Total revenues in 2025 increased by 8.8% to RMB765.6 million (US$109.5 million) from RMB703.7 million in 2024, driven by revenues generated from the Company's digital reading services offered through mini-programs on third-party applications in 2025.

Net advertising revenues in 2025 decreased by 2.6% to RMB614.3 million (US$87.9 million) from RMB630.6 million in 2024.

Paid services revenues in 2025 increased by 107.0% to RMB151.3 million (US$21.6 million) from RMB73.1 million in 2024, driven by revenues generated from the Company's digital reading services offered through mini-programs on third-party applications in 2025.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues in 2025 decreased by 10.0% to RMB391.5 million (US$56.0 million) from RMB435.0 million in 2024, as a result of the Company’s strict cost control measures.

Gross profit in 2025 increased by 39.2% to RMB374.1 million (US$53.5 million) from RMB268.7 million in 2024. Gross margin in 2025 increased to 48.9% from 38.2% in 2024, mainly due to higher gross margin of the digital reading services offered through mini-programs and significant increase in revenues from such services.

OPERATING EXPENSES AND LOSS FROM OPERATIONS

Total operating expense in 2025 increased by 22.5% to RMB408.5 million (US$58.4 million) from RMB333.4 million in 2024, primarily attributable to higher sales and marketing expenses incurred for the digital reading services offered through mini-programs in 2025.

Loss from operations in 2025 was RMB34.4 million (US$4.9 million), compared to RMB64.7 million in 2024. Operating margin in 2025 was negative 4.5%, compared to negative 9.2% in 2024.

Non-GAAP loss from operations in 2025, which excluded share-based compensation, was RMB34.4 million (US$4.9 million), compared to RMB63.2 million in 2024. Non-GAAP operating margin in 2025, which excluded share-based compensation, was negative 4.5%, compared to negative 9.0% in 2024.

NET INCOME OR LOSS ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net income attributable to the Company in 2025 was RMB0.3 million (US$0.04 million), compared to net loss attributable to the Company of RMB53.6 million in 2024. Net margin in 2025 was positive 0.0%, compared to negative 7.6% in 2024. Net income per basic and diluted ordinary share in 2025 were both RMB0.00 (US$0.00), compared to net loss per basic and diluted ordinary share of RMB0.09 in 2024.

Non-GAAP net loss attributable to the Company in the fiscal year of 2025, which excluded share-based compensation, income or loss from equity method investments, including impairment and fair value changes in investments, net, was RMB19.5 million (US$2.8 million), compared to non-GAAP net loss attributable to the Company of RMB36.7 million in 2024. Non-GAAP net margin in the fiscal year of 2025 was negative 2.5%, compared to negative 5.2% in 2024. Non-GAAP net loss per basic and diluted ADS in 2025 were both RMB1.62 (US$0.23), compared to non-GAAP net loss per basic and diluted ADS of RMB3.05 in 2024.

CERTAIN BALANCE SHEET ITEMS

As of December 31, 2025, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB1.02 billion (US$145.6 million).

Business Outlook

For the first quarter of 2026, the Company expects its total revenues to be between RMB160.0 million and RMB175.0 million; net advertising revenues are expected to be between RMB111.2 million and RMB121.2 million; and paid services revenues are expected to be between RMB48.8 million and RMB53.8 million.

All of the above forecasts reflect the current and preliminary view of the Company’s management, which are subject to changes and substantial uncertainty, particularly in view of the uncertainty of macroeconomic environment.

Conference Call Information

The Company will hold a conference call at 9:30 p.m. U.S. Eastern Time on March 10, 2026 (March 11, 2026 at 9:30 a.m. Beijing/Hong Kong time) to discuss its fourth quarter and fiscal year 2025 unaudited financial results and operating performance.

To participate in the call, please register in advance of the conference by clicking here (https://register-conf.media-server.com/register/BI9a6bce2bf20e4b6aa5cffff120efc008). Upon registering, each participant will receive the participant dial-in numbers and a unique access PIN, which will be used to join the conference call. Please dial in 10 minutes before the call is scheduled to begin.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income or loss from operations, non-GAAP operating margin, non-GAAP net income or loss attributable to Phoenix New Media Limited, non-GAAP net margin and non-GAAP net income or loss per diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income or loss from operations is income or loss from operations excluding share-based compensation. Non-GAAP operating margin is non-GAAP income or loss from operations divided by total revenues. Non-GAAP net income or loss attributable to Phoenix New Media Limited is net income or loss attributable to Phoenix New Media Limited excluding share-based compensation, income or loss from equity investments, including impairment and fair value changes in investments, net. Non-GAAP net margin is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income or loss per diluted ADS is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the aforementioned non-GAAP to GAAP reconciling items add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with the related GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using these non-GAAP financial measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for investors. The Company also believes that these non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of items like share-based compensation, income or loss from equity investments, including impairment, and fair value changes in investments, net, which have been and will continue to be significant recurring items. However, the use of these non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using these non-GAAP financial measures is that they do not include all items that impact the Company’s gross profit, income or loss from operations and net income or loss attributable to Phoenix New Media Limited for the period. In addition, because these non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider these non-GAAP financial measures in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.9931 to US$1.00, the noon buying rate in effect on December 31, 2025 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentations, all percentages are calculated using the numbers presented in the financial information contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information on the Internet through their PCs and mobile devices. Phoenix New Media's platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading applications and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; the Company’s investment plans and strategies; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F−1, as amended, and its annual reports on Form 20−F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Muzi Guo

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	607,579	537,549	76,869
Term deposits and short term investments	428,343	464,226	66,383
Restricted cash	9,761	16,102	2,303
Accounts receivable, net	326,795	293,119	41,915
Amounts due from related parties	76,404	74,392	10,638
Prepayment and other current assets	25,470	32,905	4,705
Total current assets	1,474,352	1,418,293	202,813
Non-current assets:
Property and equipment, net	4,440	10,728	1,534
Intangible assets, net	13,723	10,415	1,489
Available-for-sale debt investments	313	306	43
Equity investments, net	85,436	104,124	14,890
Deferred tax assets	63,258	53,331	7,626
Operating lease right-of-use assets, net	56,791	41,957	6,000
Other non-current assets	13,614	10,635	1,521
Total non-current assets	237,575	231,496	33,103
Total assets	1,711,927	1,649,789	235,916
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	144,670	122,420	17,506
Amounts due to related parties	24,327	29,144	4,168
Advances from customers	29,104	26,203	3,747
Taxes payable	175,932	176,404	25,225
Salary and welfare payable	86,607	73,203	10,468
Accrued expenses and other current liabilities	65,708	56,782	8,120
Operating lease liabilities	10,972	14,098	2,016
Total current liabilities	537,320	498,254	71,250
Non-current liabilities:
Long-term liabilities	15,497	13,996	2,001
Operating lease liabilities	45,700	29,224	4,179
Total non-current liabilities	61,197	43,220	6,180
Total liabilities	598,517	541,474	77,430
Shareholders' equity:
Phoenix New Media Limited shareholders' equity:
Class A ordinary shares	17,499	17,499	2,502
Class B ordinary shares	22,053	22,053	3,154
Additional paid-in capital	1,642,077	1,642,094	234,816
Treasury stock	(1,480)	(1,480)	(212)
Statutory reserves	99,124	100,214	14,330
Accumulated deficit	(566,701)	(567,455)	(81,145)
Accumulated other comprehensive loss	(37,305)	(41,782)	(5,975)
Total Phoenix New Media Limited shareholders' equity	1,175,267	1,171,143	167,470
Noncontrolling interests	(61,857)	(62,828)	(8,984)
Total shareholders' equity	1,113,410	1,108,315	158,486
Total liabilities and shareholders' equity	1,711,927	1,649,789	235,916

Phoenix New Media Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income/(loss)

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$

Revenues:
Net advertising revenues	188,981	159,347	181,129	25,901	630,590	614,330	87,848
Paid service revenues	29,126	41,561	41,169	5,887	73,105	151,241	21,627
Total revenues	218,107	200,908	222,298	31,788	703,695	765,571	109,475
Cost of revenues	(121,102)	(105,220)	(98,590)	(14,098)	(434,989)	(391,422)	(55,973)
Gross profit	97,005	95,688	123,708	17,690	268,706	374,149	53,502
Operating expenses:
Sales and marketing expenses	(63,539)	(73,377)	(67,323)	(9,627)	(184,239)	(272,283)	(38,936)
General and administrative expenses	(8,545)	(19,300)	(17,174)	(2,456)	(78,436)	(71,642)	(10,245)
Technology and product development expenses	(18,212)	(16,310)	(14,713)	(2,104)	(70,752)	(64,601)	(9,238)
Total operating expenses	(90,296)	(108,987)	(99,210)	(14,187)	(333,427)	(408,526)	(58,419)
Income/(loss) from operations	6,709	(13,299)	24,498	3,503	(64,721)	(34,377)	(4,917)
Other income/(loss):
Interest income, net	8,519	4,924	4,954	708	32,402	21,032	3,008
Foreign currency exchange gain/(loss)	(3,411)	2,026	537	77	(1,519)	1,481	212
Loss from equity method investments, including impairment	(9,852)	(245)	(377)	(54)	(15,964)	(3,924)	(561)
Fair value changes in investments, net	(1,717)	9,376	13,925	1,991	604	23,784	3,401
Others, net	1,560	206	430	61	897	528	76
Income/(loss) before income taxes	1,808	2,988	43,967	6,286	(48,301)	8,524	1,219
Income tax expense	(3,793)	(7,990)	1,357	194	(4,645)	(8,159)	(1,167)
Net (loss)/income	(1,985)	(5,002)	45,324	6,480	(52,946)	365	52
Net (income)/loss attributable to noncontrolling interests	(1,608)	80	15	2	(608)	(29)	(4)
Net (loss)/income attributable to Phoenix New Media Limited	(3,593)	(4,922)	45,339	6,482	(53,554)	336	48
Net (loss)/income	(1,985)	(5,002)	45,324	6,480	(52,946)	365	52
Other comprehensive income/(loss), net of tax: foreign currency translation adjustment	6,466	(2,928)	(2,145)	(307)	3,092	(4,477)	(640)
Comprehensive income/(loss)	4,481	(7,930)	43,179	6,173	(49,854)	(4,112)	(588)
Comprehensive (income)/loss attributable to noncontrolling interests	(1,608)	80	15	2	(608)	(29)	(4)
Comprehensive income/(loss) attributable to Phoenix New Media Limited	2,873	(7,850)	43,194	6,175	(50,462)	(4,141)	(592)
Net (loss)/income per Class A and Class B ordinary share:
Basic	(0.01)	(0.01)	0.08	0.01	(0.09)	0.00	0.00
Diluted	(0.01)	(0.01)	0.08	0.01	(0.09)	0.00	0.00
Net (loss)/income per ADS (1 ADS represents 48 Class A ordinary shares):
Basic	(0.30)	(0.41)	3.77	0.54	(4.46)	0.03	0.00
Diluted	(0.30)	(0.41)	3.77	0.54	(4.46)	0.03	0.00
Weighted average number of Class A and Class B ordinary shares used in computing net (loss)/income per share:
Basic	576,517,237	576,517,237	576,517,237	576,517,237	576,786,817	576,517,237	576,517,237
Diluted	576,517,237	576,517,237	576,517,237	576,517,237	576,786,817	576,517,237	576,517,237

Phoenix New Media Limited

Unaudited Condensed Segments Information

(Amounts in thousands)

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$

Revenues:
Net advertising service	188,981	159,347	181,129	25,901	630,590	614,330	87,848
Paid services	29,126	41,561	41,169	5,887	73,105	151,241	21,627
Total revenues	218,107	200,908	222,298	31,788	703,695	765,571	109,475
Cost of revenues
Net advertising service	114,968	99,799	93,470	13,366	404,061	369,218	52,798
Paid services	6,134	5,421	5,120	732	30,928	22,204	3,175
Total cost of revenues	121,102	105,220	98,590	14,098	434,989	391,422	55,973
Gross profit
Net advertising service	74,013	59,548	87,659	12,535	226,529	245,112	35,050
Paid services	22,992	36,140	36,049	5,155	42,177	129,037	18,452
Total gross profit	97,005	95,688	123,708	17,690	268,706	374,149	53,502

Phoenix New Media Limited

Unaudited Condensed Information of Cost of Revenues

(Amounts in thousands)

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$

Revenue sharing fees	4,067	1,336	1,103	158	13,160	6,958	995
Content and operational costs	110,197	101,337	94,557	13,521	396,013	367,140	52,501
Bandwidth costs	6,838	2,547	2,930	419	25,816	17,324	2,477
Total cost of revenues	121,102	105,220	98,590	14,098	434,989	391,422	55,973

Phoenix New Media Limited

Unaudited Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended December 31, 2024				Three Months Ended September 30, 2025				Three Months Ended December 31, 2025
	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB

Gross profit	97,005	90	(1)	97,095	95,688	-	(1)	95,688	123,708	-	(1)	123,708
Gross margin	44.5%			44.5%	47.6%			47.6%	55.6%			55.6%
Income/(loss) from operations	6,709	94	(1)	6,803	(13,299)	-	(1)	(13,299)	24,498	-	(1)	24,498
Operating margin	3.1%			3.1%	(6.6)%			(6.6)%	11.0%			11.0%
		94	(1)			-	(1)			-	(1)
		9,852	(2)			245	(2)			377	(2)
		1,717	(3)			(9,376)	(3)			(13,925)	(3)
Net (loss)/income attributable to Phoenix New Media Limited	(3,593)	11,663		8,070	(4,922)	(9,131)		(14,053)	45,339	(13,548)		31,791
Net margin	(1.6)%			3.7%	(2.4)%			(7.0)%	20.4%			14.3%
Net (loss)/income per ADS-basic and diluted	(0.30)			0.67	(0.41)			(1.17)	3.77			2.65
Weighted average number of ADSs used in computing basic and diluted net (loss)/income per ADS	12,010,776			12,010,776	12,010,776			12,010,776	12,010,776			12,010,776

(1) Share-based compensation

(2) Loss from equity investments, including impairment

(3) Fair value changes in investments, net

Phoenix New Media Limited

Unaudited Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Twelve Months Ended December 31, 2024				Twelve Months Ended December 31, 2025

	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP
	RMB	RMB		RMB	RMB	RMB		RMB

Gross profit	268,706	798	(1)	269,504	374,149	17	(1)	374,166
Gross margin	38.2%			38.3%	48.9%			48.9%
Loss from operations	(64,721)	1,542	(1)	(63,179)	(34,377)	17	(1)	(34,360)
Operating margin	(9.2)%			(9.0)%	(4.5)%			(4.5)%
		1,542	(1)			17	(1)
		15,964	(2)			3,924	(2)
		(604)	(3)			(23,784)	(3)
Net (loss)/income attributable to Phoenix New Media Limited	(53,554)	16,902		(36,652)	336	(19,843)		(19,507)
Net margin	(7.6)%			(5.2)%	0.0%			(2.5)%
Net (loss)/income per ADS-diluted	(4.46)			(3.05)	0.03			(1.62)
Weighted average number of ADSs used in computing diluted net (loss)/income per ADS	12,016,392			12,016,392	12,010,776			12,010,776

(1) Share-based compensation

(2) Loss from equity investments, including impairment

(3) Fair value changes in investments, net